UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Delicious Brands, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   246890 10 7
                                 (CUSIP Number)

                              Jonathan Klein, Esq.
                     Gordon Altman Weitzen Shalov & Wein LLP
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 7, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13(d)-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of Pages
                           List of Exhibits is on Page


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                                  SCHEDULE 13D
                                (Amendment No. 1)


Item 1.  Security and Issuer

                  The Schedule 13D filed with the U.S. Securities and Exchange Commission on April 21, 1999, by Little Meadow Corp., a Delaware corporation (the "Corporation"), and Carl C. Icahn, a citizen of the United States of
America ("Icahn" and together with the Corporation, the "Reporting Persons") relating to the common stock, $0.01 par value per share ("Common Stock"), of Delicious Brands, Inc., a Delaware corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to an agreement (the "Little Meadow Agreement") between Little Meadow and the Issuer entered into on September 7, 1999, Little Meadow and the Issuer agreed, among other things, (i) to an amendment to the Certificate of Designations, Powers, Preferences and Rights (the "Certificate of Designation") of the Series B Convertible Preferred Stock ("Series B Stock") of the Issuer which, among other things, would reduce the number of directors of the Issuer which the holders of the Series B Stock, voting separately as a class, could elect from two of seven to one of nine, (ii) to create a nominating committee of the Board of Directors of the Issuer (the "Board") consisting of a designee of Little Meadow and two other members of the Board to nominate persons to stand for elections as directors of the Issuer, and (iii) that, at any time on or before November 30, 1999, at the Issuer's request, Little Meadow would exercise its warrant dated April 12, 1999 to purchase 700,000 shares of Common Stock into up to 700,000 shares of Common Stock, which shares will continue to receive equitable adjustment and other anti-dilution protection under the terms of the Certificate of Designation.

         Separately, pursuant to an agreement (the "IAC Agreement") entered into on September 7, 1999, between Icahn Associates Corp.("IAC"), a Delaware corporation wholly-owned by Starfire Holding Corporation, a Delaware corporation which is wholly-owned by Mr. Icahn, and the Issuer, IAC agreed, for a period of two years, to provide certain financial advisory services to the Issuer for which IAC will receive certain agreed upon fees.

         The Little Meadow  Agreement  and the IAC  Agreement  described in this
Item 6 are incorporated herein in their entirety by reference and the above descriptions of these documents are qualified by such documents themselves. The Little Meadow Agreement and the IAC Agreement are attached hereto as Exhibits
10.3 and 10.4, respectively.


Item 7.           Material to be Filed as Exhibits


                  Exhibit 10.3. Letter Agreement dated September 7, 1999 by and between Delicious Brands, Inc. and Little Meadow Corp.

                  Exhibit 10.4. Letter Agreement, dated September 7, 1999, by and between Delicious Brands, Inc. and Icahn Associates Corp.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1999


LITTLE MEADOW CORP.


By:       /s/ Edward Mattner
         Edward E. Mattner
         President


/s/ Carl C. Icahn
CARL C. ICAHN












[signature page to Amendment No. 1 to Schedule 13D re: Delicious Brands, Inc.]

                                  EXHIBIT INDEX


Exhibit 10.3. Letter Agreement dated September 7, 1999 by and between Delicious Brands, Inc. and Little Meadow Corp.


Exhibit 10.4. Letter Agreement, dated September 7, 1999, by and between Delicious Brands, Inc. and Icahn Associates Corp.